UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Our profitably improvement is underway as a result of a combination of operational advancements and the benefits derived from our transformation plan. Expectations for the remainder of the year remain in line with the annual guidance. Our transformation has been moving along as expected and has led to shifts in the way we serve the segments, allowing us to achieve greater efficiency and agility, and contributing to a more sustainable path towards regaining profitability.

Recurring net income was R$5.9 billion in 1Q25, an increase of 8.6% q/q and 39.3% y/y. As a result, ROAE topped 14.4% in the quarter. We would like to point out the impressive performance of the operating income, which amounted to R$7.5 billion in the quarter, up 8.2% q/q and 51.5% y/y.

Revenue reached R$32.3 billion in the quarter, rising 15.3% y/y, driven by an expressive growth in three key components: total NII, fee and commission income and income from insurance.

The NII reached R$17.2 billion in the quarter, up 1.4% q/q and 13.7% y/y. Breaking this down, a greater contribution came from client NII, which totaled R$16.8 billion, up 4% q/q and 15% y/y, driven by the increase in the loan portfolio and the average rate (from 8.4% in 4Q24 to 8.6% in 1Q25). Market NII was R$462 million in 1Q25 due to the effective protection from ALM strategies in a context of high Selic rate.

The expanded loan portfolio exceeded the R$1 trillion mark, rising 12.9% y/y and 2.4% q/q in 1Q25. The share of secured product lines rose from 54% in 4Q24 to 57% in 1Q25. We continue to reduce our risk appetite, while continuing to do good business.

The effects of exchange appreciation along with weaker demand from large companies, which are mostly financing themselves through the capital markets, generated a reduction in foreign currency portfolios and other portfolios of Large Companies. The demand for loans remained solid for the Individuals and Micro, Small, and Medium-Enterprises (MSME) segments. With the acquisition of 50% of John Deere Bank, we incorporated R$17.3 billion into our loan portfolio over 1Q25.

In terms of loans for Individual clients, our portfolio experienced significant growth in real estate, personal, rural and payroll-deductible loans. In terms of MSME, we continue to prioritize loan origination with guarantees, such as working capital loans within the PRONAMPE, FGO, and FGI programs.

The total delinquency ratio remains steady, with stability in Individuals loans and a reduction in MSME, even considering the growth in operations with Individuals (+4.8% q/q) and Companies (+1.5% q/q). The cost of credit was stable at 3.0%. We point to a decrease of R$3.2 billion in the restructured portfolio compared to the previous quarter, and R$7.2 billion in the annual comparison.

The performance of insurance activities was significant. The income settled at R$5.3 billion (32.7% y/y) and net income reached R$2.4 billion (25.3% y/y). The financial income grew within expectations and the operational improvement continued, driven by a reduction in claims by 7.5 p.p. against 1Q24, particularly in terms of the Health sector. The ROAE of the insurance company was 22.4% in 1Q25, compared to 19.8% a year earlier.

Operating expenses increased 12.3% y/y, in line with expectations. Excluding the increased stake in Cielo and the acquisition of 50% of John Deere Bank, expenses would have grown by 8.8% y/y. This rate of growth largely reflects the investments being made in the bank and its affiliates. Looking only at personnel and administrative expenses, there was a 3.7% y/y growth in 1Q25, below inflation for the period, underlining the strong cost-control measures currently in place within the Organization.

Tier 1 capital stood at 13.0%, an increase of 0.6 p.p. compared to December 2024, the common equity ratio increased from 10.5% to 11.1% this quarter. We allocated R$3.3 billion in interest on shareholders' equity in 1Q25.

We maintain the guidance for 2025. It includes the effects of the increased stake in Cielo and the impacts of Resolution No. 4,966. As the guidance suggests, revenue growth will be the primary reason for improving our profitability for the year. It will be a gradual and secure process, with control of credit risk.

Our transformation plan, guided by customer centricity, is progressing positively and within expectations. In 1Q25, we continued to adjust our footprints and are making great strides towards changing the way we provide services to our clients. We introduced another platform dedicated to agribusiness for the middle market and we are expanding the client base in the new Principal (High-Income) segment. We have introduced initiatives to improve how companies manage their cash flow. Our credit business unit continued to make progress in modeling, pricing and risk management. In terms of personnel, the cultural evolution program has taken off and is being implemented. The plan will continue to be executed in an accelerated manner involving significant investments in technology (including the induction of professionals) and the launch of a new value proposition for the mass-market, including a revamped platform and App and greater availability of solutions through self-service and remote channel.

We remain committed to sustainable business practices and support our clients in the transition to a greener, more resilient and inclusive economy. Up to March 2025, we had allocated R$319 billion to sectors and activities with socio-environmental benefits, with an updated target of R$350 billion at the end of 2025.

The following information details our performance in 1Q25, including income data, balance sheet and various indicators.

enjoy the reading!

highlights 1Q25

consolidated recurring net income

R$5.9 bi

△ 8.6% q/q △ 39.3% y/y

ROAE 1Q25
14.4%
△ 1.7 p.p. q/q △ 4.2 p.p. y/y

main data selected

total revenue
R$32.3 bi (1)
▽ 1.5% q/q △ 15.3% y/y

total net interest income
△ 1.4% q/q △ 13.7% y/y

fee and commission income
▽ 4.8% q/q △ 10.2% y/y

insurance, pension plans and capitalization bonds
▽ 4.1% q/q △ 32.7% y/y

cost of credit
R$7.6 bi
△ 2.4% q/q ▽ 2.2% y/y

Loan Loss Provision / Expanded Loan Portfolio (% Annualized)



3.5
3.2
3.0
3.0
3.0
1Q24
2Q
3Q
4Q
1Q25

personnel + administrative expenses (2)
R$12.0 bi
▽ 8.5% q/q △ 3.7% y/y

Disregarding the effect of the increase in stake Cielo and acquisition of John Deere Bank: **(1)** (2.0%) q/q and 12.9% y/y; and **(2)** (8.6%) q/q and 1.8% y/y.

expanded loan portfolio

R$1.0 tri
△ 2.4% q/q
△ 12.9% y/y

individuals
R$432.9 bi
△ 4.5% q/q
△ 16.2% y/y

companies
R$572.3 bi
△ 0.8% q/q
△ 10.6% y/y

MSME
△ 3.5% q/q
△ 29.6% y/y

LARGE COMPANIES
▽ 0.8% q/q
△ 1.2% y/y

loan indicators

over 90 days total ratio

4.1%
△ 0.1 p.p. q/q
▽ 0.9 p.p. y/y

basel – tier I

13.0%
△ 0.6 p.p. q/q △ 0.3 p.p. y/y

insurance group

recurring net income	ROAE 1Q25	revenue	claims ratio 1Q25
R$2.4 bi	**22.4%**	**R$30.0 bi**	**70.9%**
▽ 3.6% q/q △ 25.3% y/y	▽ 2.7 p.p. q/q △ 2.6 p.p. y/y	▽ 4.7% q/q △ 7.3% y/y	▽ 1.3 p.p. q/q ▽ 7.5 p.p. y/y

key highlights

- Growing profitability according to plan
- The revenue performance is the main reason for the improved profitability
- Net interest income grows, evidencing the strategy of credit production with adequate mix and greater efficiency in the funding
- The expenses are in line with the expected
- Delinquecy is controlled, even considering the growth of the Individual and MSME portfolios
- Insurance with strong operational improvement and ROAE of 22.4%
- Traction transformational program, contributing to a better operational performance

recurring net income statement

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
\\ Net Interest Income	**17,233**	**16,995**	**15,152**	**1.4**	**13.7**
Client NII	16,771	16,153	14,522	3.8	15.5
Market NII	462	842	630	(45.1)	(26.7)
\\ Expenses with Expanded Loan Loss Provisions	**(7,642)**	**(7,460)**	**(7,811)**	**2.4**	**(2.2)**
\\ NII Net of Provisions	**9,591**	**9,535**	**7,341**	**0.6**	**30.6**
Income from Insurance, Pension Plans and Capitalization Bonds	5,303	5,531	3,997	(4.1)	32.7
Fee and Commission Income	9,769	10,262	8,861	(4.8)	10.2
Operating Expenses	(15,006)	(16,418)	(13,360)	(8.6)	12.3
Personnel Expenses	(6,705)	(6,773)	(6,059)	(1.0)	10.7
Other Administrative Expenses	(5,265)	(6,315)	(5,483)	(16.6)	(4.0)
Other Income / (Operating Expenses)	(3,036)	(3,330)	(1,818)	(8.8)	67.0
Tax Expenses	(2,165)	(2,031)	(1,918)	6.6	12.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	50	90	56	(44.4)	(10.7)
\\ Operating Income	**7,542**	**6,969**	**4,977**	**8.2**	**51.5**
Non-Operating Income	65	40	14	62.5	-
Income Tax / Social Contribution	(1,622)	(1,490)	(675)	8.9	-
Non-controlling interests in subsidiaries	(121)	(117)	(105)	3.4	15.2
\\ Recurring Net Income	**5,864**	**5,402**	**4,211**	**8.6**	**39.3**
Non-Recurring Events	(62)	(468)	-	(86.8)	-
Provision for Restructuring [1]	-	(443)	-	-	-
Impairment of Non-Financial Assets [2]	-	(25)	-	-	-
Others [3]	(62)	-	-	-	-
Book Net Income	**5,802**	**4,934**	**4,211**	**17.6**	**37.8**

(1) Mainly by restructuring in the branch network; **(2)** It includes impairment of assets related to the acquisition of right for the provision of financial services and software; and **(3)** It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General's Office of the National Treasury (PGFN) and the Federal Revenue of Brazil (RFB).

recurring net income movement in the quarter | R$ million



5,402
Δ 238
618
(380)
Δ (182)
(335)
153
(228)
(493)
1,412
(285)
5,864
Net Income 4Q24
Client NII
Market NII
Net Interest Income
Mass-Market
Large Corporates
Expanded LLP
Income from Insurance
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Others (1)
Net Income 1Q25

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.2
10.8
11.3
11.7
14.4
10.2
11.4
12.4
12.7
14.4
1Q24
2Q
3Q
4Q
1Q25
Accrued
Quartely

ER / Risk – Adjusted ER



%
84.0
83.0
81.8
78.3
76.9
49.7
51.3
52.2
52.2
51.8
51.1
52.3
52.0
53.2
49.7
1Q24
2Q
3Q
4Q
1Q25
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	1Q25	4Q24	1Q24	1Q25 x 4Q24 R$	1Q25 x 4Q24 %	1Q25 x 1Q24 R$	1Q25 x 1Q24 %
\\ Net Interest Income	**17,233**	**16,995**	**15,152**	**238**	**1.4**	**2,081**	**13.7**
\\ Client NII (1)	**16,771**	**16,153**	**14,522**	**618**	**3.8**	**2,249**	**15.5**
Average Balance	812,805	790,286	710,662	353		1,613	
Gross NIM	8.6%	8.4%	8.5%	265		636	
\\ Market NII (2)	**462**	**842**	**630**	**(380)**	**(45.1)**	**(168)**	**(26.7)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



8.5%
8.6%
8.4%
8.4%
8.6%
3.8%
4.4%
4.5%
4.4%
4.6%
R$ billion
Total Client NII
14.5
15.3
15.6
16.2
16.8
Client NII – net of Loan Loss Provisions
6.7
8.0
8.5
8.7
9.1
+5% q/q
+36% y/y
1Q24
2Q
3Q
4Q
1Q25
Gross NIM Annualized
Net NIM Annualized

expanded loan portfolio mix (%)

	Mar25	Dec24	Mar24	Mar25 x Mar24
\\ Individuals	**43.1**	**42.2**	**41.9**	**1.2 p.p.**
Payroll-deductible Loans	9.8	9.9	10.5	(0.7) p.p.
Real Estate Financing	10.7	10.5	10.2	0.5 p.p.
Rural Loans	3.7	2.6	2.0	1.7 p.p.
Vehicle	3.7	3.7	3.7	-
Credit Card	7.4	7.7	7.8	(0.4) p.p.
Personal Loans	6.8	6.8	6.6	0.2 p.p.
Other	0.9	1.0	1.0	(0.1) p.p.
\\ Companies	**56.9**	**57.8**	**58.1**	**(1.2) p.p.**
Large Companies	34.8	35.9	38.8	(4.0) p.p.
MSME	22.1	21.9	19.3	2.8 p.p.

change in the client NII | R$ million



16,153
(7,460)
8,693
353
123
533
(390)
(182)
9,129
+5% q/q
436
7,642
16,771
+4% q/q
618
4Q24
Expenses with Expanded LLP 4Q24
Client NII Net of LLP 4Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 1Q25
Expenses with Expanded LLP 1Q25
1Q25

Gross client NII increased by 3.8% in the quarter, driven by the best mix and growth in loan volume, as well as higher funding margin due to the best funding strategy, offsetting the least amount of days in the period. This dynamic provided an increase in the average gross NIM at 0.2 p.p., reaching 8.6% in 1Q25.
In the credit NII, we highlight the increase in the operations of individuals in lines of consumer finance and, of companies in lines with guarantees and working capital. Adding to the cost of credit, the evolution of the net client NII was 5% in the quarter and 36% in relation to 1Q24, reflecting the quality of the vintages produced over the last quarters.

market NII



R$ billion
0.6
0.3
0.4
0.8
0.5
1Q24
2Q
3Q
4Q
1Q25

Market NII was impacted by the lower result with ALM.

funding sources

total funds raised and managed

R$3.2 tri

△ 0.1% q/q △ 5.7% y/y

funds raised
▽ 0.4% q/q △ 5.8% y/y

funds and managed portfolios
△ 0.9% q/q △ 5.4% y/y

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
Demand Deposits	33,921	45,542	41,839	(25.5)	(18.9)
Savings Deposits	126,124	132,502	127,387	(4.8)	(1.0)
Time Deposits + Debentures	489,793	495,333	456,676	(1.1)	7.3
Borrowings and Onlending	76,137	78,439	46,977	(2.9)	62.1
Funds from Issuance of Securities	278,981	270,294	265,101	3.2	5.2
Interbank Deposits	933	3,008	1,998	(69.0)	(53.3)
Subordinated Debts	58,926	57,459	50,284	2.6	17.2
\\ Subtotal	**1,064,815**	**1,082,577**	**990,262**	**(1.6)**	**7.5**
Obligations for Repurchase Agreements	297,329	308,432	309,512	(3.6)	(3.9)
Working Capital (Own / Managed)	127,700	123,032	127,711	3.8	-
Foreign Exchange Portfolio [(1)]	920	744	330	23.7	-
Payment of Taxes and Other Contributions	6,665	854	5,806	-	14.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	414,273	403,689	372,673	2.6	11.2
\\ Funds raised	**1,911,703**	**1,919,329**	**1,806,294**	**(0.4)**	**5.8**
\\ Investment Funds and Managed Portfolios	**1,279,861**	**1,268,106**	**1,214,293**	**0.9**	**5.4**
\\ Total Assets under Management	**3,191,564**	**3,187,435**	**3,020,587**	**0.1**	**5.7**

(1) With the adoption of Resolution No. 4,966/21, foreign exchange operations began to be registered as derivatives. For purposes of comparability, the balances of previous periods were re-presented, maintaining the uniformity of the information.

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	40,586	46,396	47,644	(12.5)	(14.8)
Savings Deposits	126,124	132,502	127,387	(4.8)	(1.0)
Interbank Deposits	933	3,008	1,998	(69.0)	(53.3)
Time Deposits + Debentures	489,793	495,333	456,676	(1.1)	7.3
Funds from Financial Bills	268,665	260,765	257,579	3.0	4.3
\\ Customer Funds [(1)]	**926,101**	**938,004**	**891,285**	**(1.3)**	**3.9**
(-) Reserve Requirements	(117,031)	(127,086)	(124,265)	(7.9)	(5.8)
(-) Available Funds (Brazil)	(14,649)	(17,582)	(14,478)	(16.7)	1.2
\\ Customer Funds Net of Reserve Requirements	**794,422**	**793,335**	**752,543**	**0.1**	**5.6**
Borrowings and Onlending	76,137	78,439	46,977	(2.9)	62.1
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	124,860	102,841	85,298	21.4	46.4
\\ Total Funding (A)	**995,418**	**974,615**	**884,817**	**2.1**	**12.5**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**888,071**	**861,625**	**783,095**	**3.1**	**13.4**
\\ B / A	**89.2%**	**88.4%**	**88.5%**	**0.8 p.p.**	**0.7 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

expanded loan portfolio

expanded loan portfolio

R$1.0 tri

△ 2.4% q/q △ 12.9% y/y

individuals **R$432.9 bi** △ 4.5% q/q △ 16.2% y/y

companies **R$572.3 bi** △ 0.8% q/q △ 10.6% y/y

micro, small and medium-sized enterprises
△ 3.5% q/q △ 29.6% y/y

large companies
▽ 0.8% q/q △ 1.2% y/y

highlights

rural loans
△ 23.5% q/q △ 48.5% y/y

working capital
△ 1.1% q/q △ 17.4% y/y

personal loans
△ 2.1% q/q △ 15.8% y/y

real estate financing
△ 3.0% q/q △ 18.1% y/y

credit card - individuals
△ 1.0% q/q △ 8.5% y/y

foreign trade finance - companies
▽ 2.9% q/q △ 24.0% y/y

portfolio segregated by modality

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
Individuals	422,866	403,307	366,987	4.8	15.2
Companies	319,542	314,773	269,260	1.5	18.7
\\ Loan Portfolio - Total	**742,407**	**718,080**	**636,247**	**3.4**	**16.7**
Securities [1]	92,283	90,392	99,251	2.1	(7.0)
Other Products with a Credit Feature	53,381	53,153	47,597	0.4	12.2
Sureties and Guarantees [2]	117,052	120,067	106,823	(2.5)	9.6
\\ Expanded Loan Portfolio - Total	**1,005,122**	**981,692**	**889,918**	**2.4**	**12.9**
\\ Individuals	**432,851**	**414,080**	**372,556**	**4.5**	**16.2**
\\ Companies	**572,272**	**567,612**	**517,362**	**0.8**	**10.6**
Large Corporates	349,817	352,701	345,659	(0.8)	1.2
Micro, Small and Medium-Sized Enterprises	222,454	214,911	171,703	3.5	29.6
			Without exchange variation	**3.2**	**11.4**

(1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and **(2)** Off-balance operations.

changes in expanded loan portfolio

R$ million



981,692
42.2%
21.9%
35.9%
18,771
80.1%
7,543
32.2%
(2,884)
(12.3%)
Representativeness (1)
1,005,122
43.1%
22.1%
34.8%
Dec24
Individuals
MSMEs
Large Corporates
Mar25

(1) It includes effect of the acquisition of the John Deere Bank, with an increase of R$17.3 bi in the total expanded portfolio, and disregarding this effect the evolution in 12 months of the expanded portfolio would be 11%.

expanded loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
\\ Individuals	**432,851**	**414,080**	**372,556**	**4.5**	**16.2**
Consumer Financing	**278,946**	**276,193**	**254,829**	**1.0**	**9.5**
Payroll-deductible Loans	98,946	97,184	93,727	1.8	5.6
Credit Card	74,848	75,631	69,012	(1.0)	8.5
Personal Loans	68,294	66,872	58,993	2.1	15.8
CDC/Vehicle Leasing	36,858	36,506	33,097	1.0	11.4
Real Estate Financing	**107,349**	**102,713**	**91,038**	**4.5**	**17.9**
Other Products	**46,556**	**35,174**	**26,689**	**32.4**	**74.4**
Rural Loans	37,143	25,286	18,097	46.9	105.2
Other	9,413	9,888	8,592	(4.8)	9.5
\\ Companies	**572,272**	**567,612**	**517,362**	**0.8**	**10.6**
Working Capital	149,375	147,763	127,207	1.1	17.4
Foreign Trade Finance	53,952	55,571	43,506	(2.9)	24.0
Rural Loans	37,994	35,536	32,504	6.9	16.9
Real Estate Financing	30,056	30,657	25,305	(2.0)	18.8
CDC/Leasing	29,355	29,055	27,703	1.0	6.0
BNDES/Finame Onlendings	20,323	18,223	15,136	11.5	34.3
Sureties and Guarantees	116,119	119,049	106,236	(2.5)	9.3
Securities	92,982	90,392	99,251	2.9	(6.3)
Other	42,115	41,366	40,513	1.8	4.0
\\ Expanded Loan Portfolio	**1,005,122**	**981,692**	**889,918**	**2.4**	**12.9**
Real	897,862	867,409	821,193	3.5	9.3
Foreign Currency	107,261	114,283	68,725	(6.1)	56.1

Expanded Loan Portfolio Mix - %



41.9
19.3
38.8
Mar24
41.9
20.1
38.0
June
42.0
20.5
37.5
Sept
42.2
21.9
35.9
Dec
43.1
22.1
34.8
Mar25
Large Corporates
MSMEs
Individuals

The chart below represents the proportion of the loan portfolio segregated in secured and unsecured operations. We highlight that in 1Q25, the portfolio with guarantees increased, driven by the increased growth in collateralized lines, reflecting on the performance of the net client NII.



%
54.0
54.1
53.5
54.0
57.0
46.0
45.9
46.5
46.0
43.0
Mar24
June
Sept
Dec
Mar25
Secured
Unsecured

loan portfolio

real estate financing

portfolio

R$ billion

+3% q/q
+18% y/y



116.3
121.4
126.0
133.4
137.4
25.3
26.7
28.2
30.7
30.1
91.0
94.6
97.8
102.7
107.3
Mar24
June
Sept
Dec
Mar25
Individuals
Companies

origination

R$ million

-31% q/q
+22% y/y



6,889
9,266
9,693
12,259
8,403
2,266
3,185
3,047
5,326
815
4,623
6,081
6,646
6,933
7,588
1Q24
2Q
3Q
4Q
1Q25
Borrower
Builder

profile of the individual portfolio – origination 1Q25

Average term: **368 Months**

R$678 Thousand	**R$417 Thousand**	**61.5%**	**52.0%**
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

units financed

-23% q/q
+35% y/y



15,116
22,898
23,247
26,505
20,470
6,523
9,958
8,912
11,395
2,368
8,593
12,940
14,335
15,110
18,102
1Q24
2Q
3Q
4Q
1Q25
Borrower
Builder

payroll-deductible loans

portfolio



%
61.4
60.7
59.8
59.2
59.2
R$ billion
93.7
94.5
96.4
97.2
98.9
91.1%
61.9
64.6
67.2
65.9
68.2
29.2
27.1
25.1
26.5
24.6
8.9
8.3
7.7
7.6
7.2
92.8%
Mar24
June
Sept
Dec
Mar25
% Digital Channels
% Branches
% Correspondent
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

distribution of the portfolio by sector - %



50.6
51.6
51.7
5.0
4.9
4.7
44.4
43.5
43.6
Mar24
Dec
Mar25
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share [1]

14.3%	**15.3%**	**11.5%**	**13.8%**
Total	Social Security	Private	Public

(1) Reference date: Feb25.

The volume of payroll-deductible loans increased by 2% in the quarter, with a highlight to the 13% growth in portfolio originated through digital channels (1Q25 vs. 4Q24). These channels, in addition to offering a great customer experience, also generate greater profitability.

loan portfolio

vehicle financing

portfolio

R$ billion

+1% q/q
+9% y/y


61.5
62.8
65.0
66.5
67.0
28.0
28.5
29.3
29.6
29.8
33.4
34.3
35.7
36.9
37.2
Mar24
June
Sept
Dec
Mar25
Individuals
Companies

distribution of the portfolio by product

%


9.5
1.4
Mar25
89.1
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Mar25	%	Dec24	%	Mar24	%
\\ Economic Sector						
Public Sector	**12,838**	**1.3**	**14,361**	**1.5**	**13,681**	**1.5**
Private Sector	**992,284**	**98.7**	**967,331**	**98.5**	**876,237**	**98.5**
\\ Total	**1,005,122**	**100.0**	**981,692**	**100.0**	**889,918**	**100.0**
Companies	**572,272**	**56.9**	**567,612**	**57.8**	**517,362**	**58.1**
Services	147,101	14.6	132,997	13.5	104,327	11.7
Retail	48,983	4.9	48,022	4.9	44,961	5.1
Transportation and Concession	45,058	4.5	46,835	4.8	41,770	4.7
Real estate and Construction Activities	33,879	3.4	32,671	3.3	32,154	3.6
Production and Distribution of Electricity	28,875	2.9	30,482	3.1	33,483	3.8
Wholesale	32,370	3.2	30,106	3.1	25,192	2.8
Food products	23,419	2.3	23,756	2.4	20,448	2.3
Petrol, Derived and aggregated activities	12,128	1.2	12,949	1.3	9,772	1.1
Automotive	10,039	1.0	10,112	1.0	10,954	1.2
Other Sectors	190,420	18.9	199,682	20.3	194,301	21.8
Individuals	**432,851**	**43.1**	**414,080**	**42.2**	**372,556**	**41.9**

portfolio by debtors

Diversification strategy, with no relevant concentrations.


%
26.9
25.8
25.3
24.7
22.2
21.0
19.9
19.6
19.1
17.3
13.0
12.2
12.2
12.0
11.0
8.4
7.5
7.9
7.4
6.7
1.5
1.2
1.1
1.1
1.1
Mar24
June
Sept
Dec
Mar25
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity [1]

%	Mar25	Dec24	Mar24
1 to 30 days	11.5	11.5	11.8
31 to 60 days	6.3	6.2	6.0
61 to 90 days	5.0	5.3	5.5
91 to 180 days	11.3	11.0	10.9
\\ Short-Term	**34.1**	**34.0**	**34.2**
181 to 360 days	13.9	15.4	14.1
Over 360 days	52.0	50.6	51.7
\\ Medium / Long-Term	**65.9**	**66.0**	**65.8**

(1) Includes operations considered up to date in the credit portfolio.

LLP

expenses with expanded loan loss provisions

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
Provision Expense with Expected Losses	(8,379)	(8,187)	(8,435)	2.3	(0.7)
Income from Recovering Written Off Loans Net of Discounts Granted [1]	737	727	624	1.4	18.1
\\ Expenses with Expanded Loan Loss Provisions [2]	**(7,642)**	**(7,460)**	**(7,811)**	**2.4**	**(2.2)**

(1) It includes the result with BNDU (non-financial assets held for sale) and others; and **(2)** Balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

Reduction in the cost of credit (loan loss provisions/ portfolio) in 12 months, for another consecutive quarter.

- Stability of the cost of credit (Expense with Loan Loss Provisions/Portfolio)
- Portfolio mix, with emphasis on the collateralized lines
- Efficiency in collections with improvement in recovery revenues net of discounts

expanded loan loss provisions / expanded loan portfolio



%
3.5
3.2
3.0
3.0
3.0
expanded loan loss provision
R$ billion
7.8
7.3
7.1
7.5
7.6
1Q24
2Q
3Q
4Q
1Q25
Expanded LLP
Expanded LLP / Expanded Loan Portfolio (Annualized)

We continue with the cost of credit under control, remaining stable in the last three quarters and an improvement of 0.5 p.p. in comparison to 1Q24. This performance reflects the quality of our origination, mainly in mass-market operations, with growth in lower risk lines that result in higher profitability. In addition, we had reduced large corporates expenses and increased recovery efficiency, with increased revenues from credit recovery net of discounts.

expanded loan loss provision – mass-market



R$ billion
Loan Loss Provision / Portfolio (annualized)
7.3
7.2
7.1
7.2
7.4
6.1%
5.8%
5.5%
5.3%
5.3%
1Q24
2Q
3Q
4Q
1Q25

expanded loan loss provision – large corporates



R$ billion
0.5
0.1
0.1
0.3
0.2
1Q24
2Q
3Q
4Q
1Q25

expanded loan indicators

coverage ratios and provision (1)

provision for expanded portfolio



%
R$ million
6.5
6.0
5.8
5.6
5.7
57,741
54,279
55,072
55,028
57,787
Mar24
June
Sept
Dec
Mar25
Provision for Expanded Portfolio
Provision for Expanded Portfolio / Expanded Loan Portfolio

total provision for expanded portfolio / exposure overdue more than 90 days - %



165.3
171.5
173.2
187.9
183.1
Mar24
June
Sept
Dec
Mar25

(1) Balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

indicators of loan portfolio *

* Does not include Securities, Sureties and Guarantees and other products in the expanded loan portfolio.

delinquency ratios

improvement of the total indicator by 0.9 p.p. y/y.
highlight for improvement of the MSME segment and stability in individuals.

Our over 90 days delinquency ratio presents stability in individuals and contained increase in large companies due to a specific client. We highlight the continuous improvement for the MSME segment, with a reduction of 2.1 p.p. in comparison to Mar24.

loan portfolio overdue more than 90 days - %



6.4
5.5
5.0
0.6
5.4
5.2
4.3
0.2
5.2
5.1
4.2
0.1
5.1
4.4
4.0
0.1
5.1
4.3
4.1
0.3
Mar24
June
Sept
Dec
Mar25
Total
Individuals
MSMEs
Large Corporates

changes in loan portfolio by stage

The following table shows the movement of our loan portfolio by stage of operations, we highlight that in 1Q25, we had a 2% reduction in total operations of stage 3, emphasizing that there was a cure of 4% in the period, in addition, 10% of operations in stage 2 improved, moving to stage 1.

R$ million		Movement between stages								
		Transfers			Arising					
Loan Portfolio	01/01/2025	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Originated / Settlement (1)	Write-off	03/31/2025
Stage 1	628,574	-	(9,673)	(1,830)	-	2,980	953	30,284	-	651,289
Stage 2	28,858	(2,980)	-	(5,183)	9,673	-	1,288	(71)	-	31,585
Stage 3	60,648	(953)	(1,288)	-	1,830	5,183	-	2,795	(8,682)	59,533
\\ Total	**718,080**	**(3,933)**	**(10,961)**	**(7,013)**	**11,503**	**8,163**	**2,242**	**33,008**	**(8,682)**	**742,407**

(1) It includes effects of the consolidation of the John Deere Bank in the respective stages.

representativeness of the loan portfolio by stage

In 12 months, there was an improvement of 1.9 p.p in the representativeness of stages 1 and 2, totaling 92% in Mar25, highlighting the greater participation of operations classified in stage 1, going from 85% in Mar24 to 88% in Mar25.

For more information on the stage classification criterion, please refer to the "Financial Statements" session contained in this report.



90.1%
9.9%
5.2%
84.9%
Mar24
9.6%
4.2%
86.3%
June
9.0%
4.1%
87.0%
Sept
8.4%
4.0%
87.5%
Dec
8.0%
4.3%
87.7%
Mar25
~35% of stage 3 up to date.
92.0%
Stage 1
Stage 2
Stage 3

indicators of loan portfolio

restructured portfolio

Reduction of 18% compared to Mar24 and 1.8 p.p. in the share of the loan portfolio. We maintain high levels of provision for this portfolio, representing approximately twice the total of loans overdue more than 90 days. We also highlight the improvement of 1 p.p. of over 90 days delinquency and the growth of cured operations in the quarter.



evolution of the restructured portfolio
R$ billion
38.8
37.9
36.5
34.8
31.6
4.9
4.2
4.2
4.0
5.0
33.9
33.7
32.3
30.7
26.7
(9%) q/q
(18%) y/y
Mar24
June
Sept
Dec
Mar25
Problematic Asset (Stage 3)
Cured Operations



restructured portfolio / loan portfolio
%
6.1
5.8
5.3
4.8
4.3
Mar24
June
Sept
Dec
Mar25
provision (1) / restructured portfolio
%
61.8
63.1
64.3
64.7
55.9
Mar24
June
Sept
Dec
Mar25
1.8x
over 90 days / restructured portfolio
%
25.3
28.1
30.1
31.9
30.9
Mar24
June
Sept
Dec
Mar25

(1) The balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

fee and commission income

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
Card Income	4,318	4,419	3,718	(2.3)	16.1
Checking Account	1,687	1,755	1,670	(3.9)	1.0
Asset Management	864	895	813	(3.5)	6.3
Loans Operations	597	796	606	(25.0)	(1.5)
Consortia	707	707	648	-	9.1
Collections and Payments	442	458	504	(3.5)	(12.3)
Capital Market / Financial Advisory Services	361	508	205	(28.9)	76.1
Custody and Brokerage Services	354	370	342	(4.3)	3.5
Other	439	354	355	24.0	23.7
\\ Total	**9,769**	**10,262**	**8,861**	**(4.8)**	**10.2**
\\ Business Days	**61**	**63**	**61**	**(2)**	**-**

Part of the performance of fee and commission income is influenced by the increase in our stake in Cielo, disregarding this effect, the total variation of revenues would be 3.8% vs. 1Q24.

card income

Card income reached R$4.3 billion in the quarter, representing 44% of total fee and commission income:

- Credit cards registered a traded volume of over R$87 billion, with growth of 10% compared to the same period of the previous year; and
- High-income clients account for about 60% of the total revenue, with a growth of 18% compared to 1Q24.

traded volume | credit cards

R$ million



79,321
82,787
86,435
93,900
87,457
1Q24
2Q
3Q
4Q
1Q25

checking account

Revenues totaled R$1.7 billion in 1Q25, representing 17% of total revenues. We maintain our ongoing commitment to improve services, diversify products according to client needs and strengthen our position in the competitive market. We maintained a client base of over 38 million in Mar25.

checking account holders

In million



38.3
38.6
38.5
38.2
38.2
Mar24
June
Sept
Dec
Mar25

loans operations

The reduction observed in comparison to 1Q24 is impacted by the adoption of Resolution No. 4,966, reflecting the deferral of fee revenues related to the origination of loan operations (EIR – Effective Interest Rate), which are recognized in the client NII during the period of operation.

asset management

market share **16.4%**

Bradesco Asset closed 1Q25 with a revenue of R$864 million in Asset Management, a growth of 6.3% in relation to 1Q24. This performance highlights the robustness of the management model and the relevance of the products offered by the company. In relation to 4Q24, impact due to the lower number of working days.

In 1Q25, Bradesco Asset became the first to win simultaneously in the three main FGV rankings: Best Asset Managers in Brazil, Best Bank to Invest in Funds and Best Private Pension Manager and was also highlighted in the Outliers award of InfoMoney, winning five trophies, including Best Asset Managers by popular voting and outstanding positions with private credit funds among the best in the country. This further consolidates its leadership and reputation for excellence in the sector.

balance of investment funds and managed portfolios

R$ billion



1,214
1,230
1,270
1,268
1,280
Mar24
June
Sept
Dec
Mar25

fee and commission income

consortia

market share[1] **Total 19.7% | Auto 23.5% | Real Estate 12.4% | Trucks, Tractors and Agricultural implements 16.4%**

Fee and commission income growth by 9% compared to 1Q24, driven by higher sales in the real estate segment.

highlights of 1Q25

More than 60 thousand quotas contemplated (R$3.7 billion concessions in letters of credit);

Consortium of real estate with growth in revenue of 40% vs. 1Q24; and

Digital sales grew by 53% compared to 1Q24.

number of outstanding consortium quotas



In thousands
1,531
1,520
1,523
1,546
1,571
1,134
1,121
1,125
1,135
1,157
149
147
146
144
144
248
252
253
267
271
1Q24
2Q
3Q
4Q
1Q25
Real Estate
Trucks, Tractors and Agricultural implements
Auto

(1) It considers the products in which Bradesco operates.

collections and payments

Revenues totaled R$442 MM in the quarter, maintaining a resilient performance against the scenario of increasing digitalization of means of payments and expansion of market competitors.

capital market / financial advisory services

The quarter's results reflect efforts in capturing business opportunities in the capital market in all segments. We advised in 111 operations in the 1Q25, totaling more than R$176 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 109 transactions with a volume of R$169 billion.

mergers and acquisitions (M&A)
Advisory services for two transactions with a volume of R$7 billion.

custody

Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets. Our wide range of services covers both local and international markets, offering complete and integrated solutions. Evidenced by the 5.4% increase in our base of assets held in relation to 1Q24.

In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds, we act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out Asset Bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, and NAV (Net Asset Value) Calculator and RTA (Register Transfer Agent) services for offshore funds.

Our commitment to excellence and innovation enables us to meet the specific needs of our clients, providing security, efficiency and transparency in all our operations.

assets under custody



R$ billion
2,351
2,398
2,491
2,461
2,479
Mar24
June
Sept
Dec
Mar25

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already shows positive results in the containment and allocation of expenses for another consecutive quarter. We continue to invest in technology, development, infrastructure and to strengthen the areas of technologies, credit and investment. **It is worth noting that operating expenses were influenced by the increase in our stake in Cielo and acquisition of the John Deere Bank, disregarding these effects, the variations would be (8.8%) vs. 4Q24, and 8.8% vs. 1Q24.**

R$ million	1Q25	4Q24	1Q24	Variation %	
				1Q25 x 4Q24	1Q25 x 1Q24
\\ Personnel Expenses	**(6,705)**	**(6,773)**	**(6,059)**	**(1.0)**	**10.7**
Payroll, Social Charges, Benefits and Training	(5,632)	(5,672)	(5,338)	(0.7)	5.5
Management and Employee Profit Sharing	(929)	(987)	(617)	(5.9)	50.6
Terminations Costs	(144)	(114)	(104)	26.3	38.5
Total Administrative Expenses	**(5,265)**	**(6,315)**	**(5,483)**	**(16.6)**	**(4.0)**
Administrative Expenses	**(4,047)**	**(5,130)**	**(4,369)**	**(21.1)**	**(7.4)**
Outsourced Services	(1,132)	(1,636)	(1,276)	(30.8)	(11.3)
Data Processing and Communication	(1,041)	(1,119)	(979)	(7.0)	6.3
Facilities (1)	(513)	(648)	(669)	(20.8)	(23.3)
Advertising and Marketing	(376)	(552)	(334)	(31.9)	12.6
Financial System Services	(333)	(342)	(305)	(2.6)	9.2
Transportation	(175)	(175)	(192)	-	(8.9)
Other (2)	(477)	(658)	(614)	(27.5)	(22.3)
Depreciation and Amortization	**(1,218)**	**(1,185)**	**(1,114)**	**2.8**	**9.3**
\\ Other Operating Expenses Net of Revenue	**(3,036)**	**(3,330)**	**(1,818)**	**(8.8)**	**67.0**
Expenses with Marketing of Cards	(920)	(1,024)	(530)	(10.2)	73.6
Civil, Labor and Tax Contingencies	(1,131)	(1,157)	(892)	(2.2)	26.8
Claims	(209)	(255)	(122)	(18.0)	71.3
Other	(776)	(894)	(274)	(13.2)	-
\\ Total Operating Expenses	**(15,006)**	**(16,418)**	**(13,360)**	**(8.6)**	**12.3**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance.

administrative expenses

The strategic review of *the* footprint and the optimization of our cost of serving not only balanced operational efficiency with quality in customer service, but also boosted the administrative expense performance, with a reduction of 21.1% in the quarter and 7.4% in the annual comparison. In the quarter, we highlighted lower advertising and publicity expenses due to seasonality, with the realization of major campaigns in the previous quarter. Reduction, also, in expenses with third-party services, especially with consultancies and lower structural expenses (facilities, rents and maintenance), which also contributed to lower expenses in the annual comparison.

Variations in depreciation and amortization reflect ongoing investments in technology, reaffirming our commitment to providing clients with the best possible experience and return to shareholders for improving operational efficiency. We remain dedicated to providing personalized services and generating business quickly and accurately, ensuring the satisfaction and loyalty of our clients.



7,173
6,762
6,347
6,003
5,781
3,667
802
2,704
3,443
809
2,510
3,224
768
2,355
2,970
728
2,305
2,776
721
2,284
Mar24
June
Sept
Dec
Mar25
Branches
Business Units
Service Centers
Retail + Prime: 1,974
Digital Platforms: 77
Corporate: 83
Companies & Business: 150

* We have four digital platforms and three business units allocated to the Principal.

personnel expenses

The reduction in the quarter is due to the seasonality of the beginning of the year, in addition to the reflections of optimizing the footprint. Compared to 1Q24, the increase in expenses reflects the collective bargaining agreement, which readjusted wages and benefits by 4.64% from September 2024, and the increase in expenses with profit sharing, due to the improvement of performance/profitability. We downsized by 657 employees in the quarter and 2,269 employees in 12 months, adjusting the cost of serving and strengthening our technology, operations and business teams.

other operating expenses net of revenue

The variations in the periods reflect mainly the movements in civil, labor and fiscal contingencies, expenses with card commercialization due to the higher volume of transactions, mainly in the high-income segment, and due to the effect of the increase in Cielo's stake, in addition to higher operating expenses from insurance activities and from the consolidation of the John Deere Bank.

dynamics of the insurance business

1Q25

revenues from insurance premiums, pension contributions and capitalization bonds
R$30.0 bi
△ 7.3% y/y

net income
R$2.4 bi
△ 25.3% y/y

ROAE
22.4%
△ 2.6 p.p. y/y

The Grupo Bradesco Seguros recorded a net income of R$2.4 billion on 1Q25 (+25.3% vs. 1Q24), with an ROAE of 22.4% (+2.6 p.p.). Revenues from insurance premiums, pension contributions and capitalization bonds reached R$30 billion (+7.3% vs. 1Q24).

Revenue performance and the reduction of the claims ratio by 7.5 p.p. contributed to the significant increase of 32.7% in the income from insurance operations, which reached R$5.3 billion, of which 63% correspond to the industrial result.

Technical Provisions grew by 11.2%, surpassing R$414 billion, and Financial Assets, 10.3%, to about R$433 billion. The Insurance Group returned to the society, in compensation and benefits, R$13.8 billion (+5.5% vs. 1Q24).

In the quarter, the company remained focused on efficiency, process improvement and expense management across all lines of business. Deliveries of new services and journeys contributed to increase the revenues of products marketed in digital channels. In support of insurance brokers, more than 2.2 million leads were generated, boosting revenue growth.

In the segment of people insurance, Bradesco Vida e Previdência launched the Essential Expenses Insurance, which guarantees the payment of basic expenses such as water, telephone, electric energy and Internet bills in cases of loss of income, total disability or death, among other benefits. Another novelty was the launch of the Flexible Redeemable Business insurance, complementing the product grid for small and medium-sized enterprises (SMEs), whose turnover grew more than 240% compared to 1Q24. In addition, the company expanded the coverage and assistance of its Travel Insurance, which registered an evolution of 21% in premiums in the period.

Bradesco Saúde (Health) has expanded its base of partner brokers in the North, Northeast and Midwest regions, with another edition of the program "Meu Primeiro SPG", which aims to expand the commercialization of plans for SMEs.

In Car Insurance, the turnover grew 7.5%, Bradesco Auto/RE (Auto/P&C) started another edition of Bradesco Seguros Reconhece, a pioneering program in the insurance market that certifies automotive workshops of its network referenced by the customer services and services provided throughout the year. Another highlight was the launch of a cover to repair minor damages caused by holes in the roads or collisions in the curbs and sidewalks, providing more peace of mind for drivers. In Property & Casualty, we highlight the expansion of 27% in the revenues of Equipment and Business Insurance, and of 13% in Home Insurance.

Atlântica D'Or, a partnership between Atlântica Hospitais and Rede D'Or, officially took over the management of Hospital e Maternidade São Luiz Campinas. The largest private health unit in the interior of São Paulo, should reach 325 beds when it is in full capacity, the hospital is the first of the Atlântica D'Or in São Paulo outside the metropolitan region of the capital. In addition, the partnership includes São Luiz Guarulhos and São Luiz Alphaville, both in Greater São Paulo, and Macaé D'Or, in the State of Rio de Janeiro, inaugurated in the last quarter of 2024. The expansion will continue with new units in Ribeirão Preto and Taubaté.

insurance net income statement

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 vs. 4Q24	Variation % 1Q25 vs. 1Q24
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	17,154	16,972	16,207	1.1	5.8
Retained Claims	(11,072)	(10,800)	(11,626)	2.5	(4.8)
Capitalization Bond Draws and Redemptions	(1,520)	(1,592)	(1,387)	(4.5)	9.6
Commission Expenses	(1,218)	(1,241)	(1,007)	(1.9)	21.0
Financial Results	1,959	2,192	1,810	(10.6)	8.2
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,303**	**5,531**	**3,997**	**(4.1)**	**32.7**
Fee and Commission Income	479	486	455	(1.4)	5.3
Personnel Expenses	(609)	(605)	(538)	0.7	13.2
Other Administrative Expenses	(523)	(492)	(510)	6.3	2.5
Others	(526)	(768)	(108)	(31.5)	-
\\ Operating Income	**4,124**	**4,152**	**3,296**	**(0.7)**	**25.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,681)	(1,618)	(1,346)	3.9	24.9
\\ Recurring Net Income	**2,443**	**2,534**	**1,950**	**(3.6)**	**25.3**
Life and Pension Plans	1,039	1,288	1,142	(19.3)	(9.0)
Health	914	621	320	47.2	-
Capitalization Bonds	195	178	180	9.6	8.1
Property & Casualty and Others	295	447	308	(34.0)	(4.2)
\\ Selected Asset Data					
Total Assets	468,861	454,879	422,519	3.1	11.0
Securities	432,932	419,489	392,643	3.2	10.3
Technical Provisions	414,273	403,689	372,673	2.6	11.2
Shareholder's Equity [1]	40,541	37,711	36,662	7.5	10.6

(1) The shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$22,195 million in Mar25, and R$21,375 million in Dec24. **Note:** The Adjusted Shareholders' Equity (ASE) was R$19.0 billion in Mar25 and the Minimum Capital Required (MCR) was R$13.2 billion.

income from insurance, pension plans and capitalization bonds +32.7% vs. 1Q24

Net Income and ROAE



%
19.8
22.1
23.7
25.1
22.4
R$ million
1,950
2,197
2,376
2,534
2,443
1,142
308
320
180
1,379
310
335
173
1,274
546
367
189
1,288
447
621
178
1,039
295
914
195
1Q24
2Q
3Q
4Q
1Q25
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The evolution of income from Insurance, Pension Plans and Capitalization operations compared to 1Q24, reflects the performance of premium revenues, pension contributions and capitalization revenues, which reached R$30 billion and the improvement of the claims ratio by 7.5 p.p.

Performance 1Q25 vs. 1Q24	Revenues	Claims Ratio	Commission Ratio	Financial Results
Life and Pension Plans	△	▽	△	△
Health	△	▽	△	△
Capitalization Bonds	△	-	-	△
Property & Casualty and Others	△	▽	△	△

The revenues from insurance premiums, pension contributions and capitalization bonds from digital channels reached R$1.5 billion in the first three months of the year, an evolution of 20.2% compared to the same period of 2024.

revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income

revenue and administrative efficiency ratio



%
3.7
4.1
3.7
3.8
3.7
3.6
3.5
3.5
3.8
R$ million
24,997
25,463
28,165
27,999
27,951
30,200
31,463
31,479
29,991
11,338
11,380
13,422
13,153
13,169
14,801
15,000
15,076
13,712
2,135
2,410
2,501
2,286
2,097
2,410
2,605
2,528
2,318
9,949
10,222
10,585
10,986
11,103
11,300
11,905
12,069
12,217
1,574
1,451
1,656
1,574
1,582
1,689
1,953
1,806
1,744
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Life/PA/VGBL/PGBL/Traditional
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims



%
82.1
81.1
80.9
80.3
78.4
78.5
77.7
76.3
70.9
R$ million
11,076
22,166
33,721
45,269
11,626
23,148
35,150
45,950
11,072
3M23
6M23
9M23
12M23
3M24
6M24
9M24
12M24
3M25
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds



R$ million
3,669
4,841
4,624
4,745
3,997
4,644
5,048
5,531
5,303
2,023
2,074
1,744
2,204
1,810
1,888
1,783
2,192
1,959
1,646
2,767
2,880
2,541
2,187
2,756
3,265
3,339
3,344
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Operating Income
Financial Result

In 1Q25, we reached R$5.3 billion in income from insurance, pension plans and capitalization bonds, representing a 32.7% increase compared to 1Q24, reflecting the 7.3% increase of revenues from premiums, pension contributions and capitalization bonds, of good performance of the financial income, due to economic indicators, and the improvement in the claims ratio, driven by the Health segment.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$414.3 billion in March 2025, with an increase of 11.2% in 12 months and 2.6% in the quarter, and higher provisions in the "Life and Pension Plans" and "Health" segments.


R$ million
332,905
340,542
349,569
360,803
372,673
382,390
393,720
403,689
414,273
300,734
308,090
316,949
327,498
338,282
346,713
356,470
365,532
375,251
16,572
16,609
16,570
17,174
18,354
19,310
20,532
21,023
21,768
9,163
9,154
9,121
9,200
9,232
9,343
9,520
9,708
9,852
6,435
6,689
6,930
6,931
6,805
7,024
7,198
7,426
7,402
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Mar25
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio


%
93.0
91.2
91.3
89.4
89.1
89.7
86.6
82.8
82.9
104.5
101.3
103.0
99.9
100.2
100.3
99.7
96.0
95.4
95.4
93.5
90.1
90.3
95.1
95.9
85.0
89.5
91.8
59.5
63.3
62.4
58.5
54.8
55.8
45.9
43.8
53.3
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Life
Health
Auto/P&C
Total

(1) Excluding additional reserves.

Claims Ratio


%
78.4
78.6
76.2
72.2
70.9
89.7
89.6
89.3
85.2
80.5
55.3
60.6
57.1
57.7
58.7
38.9
36.9
29.1
26.4
32.4
35.0
33.5
20.7
19.1
27.4
1Q24
2Q
3Q
4Q
1Q25
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

Comission Ratio


%
6.7
6.8
6.7
7.3
7.7
19.3
19.3
19.1
18.9
19.6
19.2
15.9
16.1
16.1
16.8
14.8
15.6
15.5
15.9
17.6
3.8
3.8
3.6
4.1
4.1
1Q24
2Q
3Q
4Q
1Q25
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

insurance | additional information

number of contracts / clients - bradesco vida e previdência

In thousand



27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
28,513
3,164
25,349
26,264
3,242
23,022
Mar24
June
Sept
Dec
Mar25
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousand



3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
3,783
104
3,679
3,770
103
3,667
Mar24
June
Sept
Dec
Mar25
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousand



2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
3,213
1,674
1,539
3,283
1,693
1,590
Mar24
June
Sept
Dec
Mar25
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousand



3,179
3,201
3,207
3,171
3,146
Mar24
June
Sept
Dec
Mar25

Total Ratio	Tier I Ratio	Common Equity Ratio
15.4%	**13.0%**	**11.1%**

Our ratios increased compared to the previous period, remaining above regulatory limits, mainly due to our capital generation capacity (net income), which absorbed the growth of risk-weighted assets (RWA) and shareholder remuneration.

Changes in the Tier I Ratio in the quarter


%
Limits since Apr, 2022 (1)
9.50% Tier 1
8.00% Common Equity
12.4
1.9
10.5
12.31.24
0.6
Resolution No. 4,966 (2)
(0.2)
New Operational Risk Approach(2)
12.8
1.9
10.9
01.01.25
0.7
Net Income
(0.4)
Remuneration to the Shareholders
0.1
MTM
(0.3)
Weighted Assets / Prudential Adjustments
0.1
Net Indebtedness Debt Issuance
13.0
1.9
11.1
03.31.25

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity; e (2) In connection with the effects already recognized in the Shareholders' Equity/Financial Statements on January 1, 2025 regarding the initial adoption of CMN Resolution No. 4,966/21, we demonstrated the effects of the implementation on capital ratios (also includes the initial adoption effect of CMN Resolution No. 4,975/21). In addition, we also demonstrated the effects of the new approach to operational risk, according to Bacen Resolution No. 356/23.


%
Mar23: 15.1 / 12.6 / 1.5 / 11.1 / 2.5
June: 15.5 / 12.9 / 1.5 / 11.4 / 2.7
Sept: 16.0 / 13.4 / 1.6 / 11.8 / 2.5
Dec: 15.8 / 13.2 / 1.6 / 11.7 / 2.6
Mar24: 15.4 / 12.7 / 1.5 / 11.2 / 2.6
June: 15.2 / 12.6 / 1.5 / 11.1 / 2.6
Sept: 15.1 / 12.7 / 1.5 / 11.2 / 2.4
Dec: 14.8 / 12.4 / 1.9 / 10.5 / 2.4
Mar25: 15.4 / 13.0 / 1.9 / 11.1 / 2.4
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table demonstrates the estimated for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21. **It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance of the first quarter of the year should not be compared with the annual estimate according to seasonality, the basis of comparison between periods and the expected performance by the end of the year of each of the lines.**

guidance

	Annual guidance 2025	Actual 1Q25 vs. 1Q24
Expanded Loan Portfolio	4% to 8%	12.9%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi	R$9.6 bi
Fee and Commission Income	4% to 8%	10.2%
Operating Expenses (Personnel + Administrative + Other)	5% to 9%	12.3%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%	32.7%

indicators

	1Q25	4Q24	1Q24
Interbank Deposit Certificate (CDI)	2.99	2.68	2.62
Ibovespa	8.29	(8.75)	(4.53)
USD – Commercial Rate	(7.27)	13.66	3.20
General Market Price Index (IGP-M)	0.98	3.81	(0.91)
Extended Consumer Price Index (IPCA)	2.04	1.48	1.41
Business Days (#)	61	63	61
Calendar Days (#)	90	92	91
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.7416	6.1923	4.9962
CDS 5 years (Points)	187	215	138
Selic - Base Interest Rate (% p.a.)	14.25	12.25	10.75
BM&F Fixed Rate (% p.a.)	15.09	15.39	9.85

economic perspectives

%	2025	2026
USD - Commercial Rate (year-end) - R$	5.80	5.80
Extended Consumer Price Index (IPCA)	5.6	3.7
General Market Price Index (IGP-M)	4.6	4.8
Selic (year-end)	14.25	11.75
Gross Domestic Product (PIB)	1.8	1.3

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